Exhibit 99

DELPHI ANNOUNCES FIRST QUARTER 2001 FINANCIAL RESULTS

Soft Auto Production Leads to Weaker Revenues, Breakeven Operating Results

GAAP Results Include Global Restructuring Plans

      TROY, Mich. — Citing ongoing vehicle production softness in the global automotive market, Delphi Automotive Systems (NYSE: DPH) today reported first quarter financial results including $2 million of operating income and a consolidated net loss of $25 million, or $0.04 loss per share, excluding the impact of global restructuring and impairment charges announced on March 29, 2001. Delphi’s net income margin declined to (0.4) percent, compared to 4.1 percent in the first quarter 2000, while sales revenue was down 16 percent, or $1.3 billion, on a comparable basis. Analyst consensus for the quarter as reported on First Call was $0.05 loss per share.

      Including the impact of the $404 million restructuring and impairment charges, Delphi’s first quarter 2001 net loss was $429 million, or $0.77 loss per share.

      “The first quarter was very challenging for Delphi as we adjusted our infrastructure to match rapidly changing market conditions,” said Alan S. Dawes, Delphi chief financial officer. “While we anticipate slightly higher production schedules in the second quarter, we will continue to implement our cost reduction and revenue enhancement business strategies to facilitate a stronger second half for calendar year 2001, and beyond.

      “In response to market conditions, Delphi was able to reduce selling, general and administrative expenses by $81 million compared to the first quarter of 2000. In spite of breakeven operating results, Delphi generated $102 million of operating cash flow during the period,” Dawes said.

      Quarterly net sales totaled $6.5 billion, down 16 percent from the same period last year. Sales to customers other than General Motors were 33 percent of total sales, or $2.1 billion,

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while sales to GM totaled $4.4 billion. In addition to declining vehicle production schedules, Dawes attributed the decline to further softening of aftermarket demand and year-over-year weakness in the euro.

      “We are extremely disappointed that we were not able to improve earnings and margins at lower volumes,” said Dawes. “We moved aggressively on structural and selling, general and administrative costs, but we were hurt by inefficiencies related to the uneven order-flow we faced in North America. We believe the long-term answer is to reduce our structural costs and our breakeven point.”

      Delphi’s $404 million after-tax charge was primarily related to major restructuring plans to close or consolidate nine plants, to reduce the global workforce by 11,500 employees, and to exit selected products over the next 12 months. In the first quarter, approximately 2,000 employees were separated under early retirement, voluntary separation and other programs with a first quarter cash impact of $(50) million.

      “The restructuring plans are intended to dramatically reduce Delphi’s breakeven point and to address the weaker businesses of our portfolio,” he said. Delphi expects the restructuring plans to resolve $900 million of the $4 billion to $5 billion of products that are currently under management review.

      Dawes said the restructuring actions should begin to positively impact Delphi’s net income later this year and grow over the next two years. By late 2003, the company expects the charge-related actions will lift Delphi’s ongoing cash earnings power by more than $300 million annually.

1Q 2001 Highlights

      During the quarter, Delphi supported the implementation of its customer diversification and product portfolio actions with a series of announcements, including:

•	The completion of the Delphi Mechatronic Systems (formerly Vehicle Switch/Electronics Division) acquisition from Eaton Corp. on March 30 for approximately $300 million. The newly combined resources and customer base establish Delphi as a market leader in mechatronic devices and complement Delphi’s market leading electrical and electronic architecture business.

•	Continued strong customer acceptance of Delphi’s advanced common-rail diesel direct injection system. The system will be fitted in Europe on the Ford Focus TDCi, which will be launched in May, and on Renault’s Clio, Magane and Kangoo vehicles available this summer.

•	The introduction of 10 new Communiport® Mobile MultiMedia products and technologies in 2001.

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•	The debut of the first development vehicle to be equipped with a solid oxide fuel cell by Delphi and BMW.

•	The purchase of advanced disc brake systems technology from Federal-Mogul Corp. The unique technology, which can significantly reduce brake corner assembly mass and system operating pressure, will be integrated into Delphi’s market-leading brake systems.

•	A teaming agreement with Ashimori Industry Co. Ltd. of Japan to pursue airbag business worldwide, which opens new markets for both companies and enhances Delphi’s occupant protection systems support in the Asian automotive market.

•	The creation of a New Markets unit, further demonstrating the company’s commitment to profitably grow its high-tech product sales outside traditional automotive markets. During the quarter Delphi began selling 2mm hard metric connectors to the telecom and datacom markets through its Packard-Hughes Interconnect subsidiary. The new contract will supplement Delphi’s existing New Markets business in the communications, military & aerospace, agriculture & construction, and recreation segments, which generated revenues of $460 million in 2000.

•	Several new product contracts with companies such as Renault, Brilliance China Automotive Holdings Ltd., National Seating, General Motors, Ford and Lexus.

Outlook

      Dawes repeated his March 29 outlook for improved second quarter financial performance, resulting from a combination of cost reduction initiatives and more level and somewhat higher vehicle production schedules. Dawes said the company estimates Q2 2001 revenues in the $6.8 to $6.9 billion range, which is approximately 11 percent below Q2 2000 revenues of $7.7 billion. In line with lower year-over-year revenue, Delphi expects second quarter net income in the $160 million to $200 million range, and operating cash flow in the $300 million to $400 million range, excluding the impact of cash outflows associated with the global restructuring charges. The impact of employee separation cash costs are expected to be up to $175 million in the second quarter, and $250 million to $350 million for the calendar year.

      Regarding future business opportunities, Dawes said, “As stated at our independence, we expect our revenues, on a comparable basis, to grow modestly from 1998 to 2003, assuming projected production levels. By growing our revenues with customers other than GM by 10 – 15 percent annually, we expect to outpace an anticipated decline of 3 – 4 percent in sales with GM.”

      Additional information concerning Delphi’s Q1 results can be accessed through the Investor Relations page of Delphi’s website at www.delphiauto.com, and in Delphi’s first quarter 10-Q, expected to be filed with the Securities and Exchange Commission later today.

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Highlights attached.

About Delphi

      For more information about Delphi Automotive Systems, visit Delphi’s Virtual Press Room at www.delphiauto.com/VPR.

Forward Looking Statements
      The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. All statements contained or incorporated in this release which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, savings expected as a result of our restructuring plans or other initiatives, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results) are forward-looking statements. Principal important factors, risks and uncertainties which may cause actual results to differ from those expressed in our forward-looking statements are: our ability to increase non-GM sales and achieve the labor benefits expected from our separation from GM, potential increases in our warranty costs, our ability to successfully implement our global restructuring plans, changes in the economic conditions or political environment in the markets in which we operate, currency exchange/fluctuations, financial or market declines of our customers or significant business partners, labor disruptions or material shortages, the level of competition in the automotive industry, significant downturns in the automobile production rate, costs relating to legal and administrative proceedings, changes in laws or regulations pertaining to the automotive industry, our ability to realize costs savings expected to offset price reductions, our ability to make pension and other post-retirement payments at levels anticipated by management, our ability to successfully exit non-performing businesses and absorb contingent liabilities related to divestitures, our ability to complete and integrate acquisitions, changes in technology and technological risks, our ability to protect and assert patent and other intellectual property rights, and other factors, risks and uncertainties discussed in our annual report on Form 10-K for the fiscal year ended December 31, 2000 and other filings with the Securities and Exchange Commission. Delphi does not intend or assume any obligation to update any of these forward-looking statements.

HIGHLIGHTS – Three months ended March 31, 2001 vs. three months ended March 31, 2000 comparison

	Three Months Ended
	March 31,

	2001		2000

	(in millions, except per share amounts)
Net sales:

General Motors and affiliates	$4,366		$5,570

Other customers	2,169		2,234

Total net sales	6,535		7,804

Less operating expenses:

Cost of sales, excluding items listed below	5,901		6,596

Selling, general and administrative	378		459

Depreciation and amortization	254	(1)	232

Operating income	2	(1)	517	(2)

Less interest expense	56		40

Other income, net	15	(1)	34

(Loss) income before income taxes	(39)		511

Less income tax (benefit) expense	(14	) (1)	189	(2)

Net (loss) income	$(25	) (1)	$322	(2)

Gross margin	9.7%		15.5%

Basic and diluted (loss) earnings per share, 560 million shares outstanding in 2001 and 563 million (basic) and 566 million (diluted) shares outstanding in 2000	$(0.04	) (1)	$0.57	(2)

(1)	Excludes the impact of $617 million ($404 million after-tax) of restructuring and impairment charges comprised of restructuring of $536 million, asset impairments of $63 million, investment impairments of $18 million and income tax benefit of $213 million. Including these restructuring and impairment charges, depreciation and amortization was $317 million, operating (loss) income was $(597) million, other (expense) income was $(3) million, income tax (benefit) expense was $(227) million, net (loss) income was $(429) million and basic and diluted (loss) earnings per share was $(0.77).

(2)	Excludes the impact of a one-time, non-cash charge of $51 million ($32 million after-tax) resulting from acquisition-related in-process research and development. Including the $51 million charge, net income was $290 million and basic and diluted earnings per share was $0.51.

HIGHLIGHTS – Sector financial results

Sector	Three Months Ended March 31,

			2001		2000
	2001	2000	Operating		Operating
	Sales	Sales	Income (Loss)		Income (Loss)

			(in millions)
Electronics & Mobile Communication Mobile MultiMedia	$111	$32	$(3)		$(8)

Other Electronics & Mobile Communication	1,095	1,360	67	(1)	149

Total	1,206	1,392	64	(1)	141

Safety, Thermal & Electrical Architecture	2,248	2,692	49	(1)	207

Dynamics & Propulsion	3,178	3,821	(100	) (1)	184	(2)

Other	(97)	(101)	(11	) (1)	(15)

Total	$6,535	$7,804	$2	(1)	$517	(2)

(1)	Excludes restructuring and asset impairment charges of $78 million for Electronics & Mobile Communication, $214 million for Safety, Thermal & Electrical Architecture, $280 million for Dynamics & Propulsion and $27 million for Other.

(2)	Excludes the one-time, non-cash charge of $51 million resulting from acquisition-related in-process research and development.

HIGHLIGHTS – Liquidity and capital resources

BALANCE SHEET DATA:
(in millions)

	March 31,	December 31,	March 31,
	2001	2000	2000

Cash and cash equivalents	$704	$760	$916

Debt	3,368	3,182	2,927

Net liquidity	$(2,664)	$(2,422)	$(2,011)

Total stockholders’ equity	$3,222	$3,766	$3,434

RECONCILIATION OF NET LIQUIDITY:
(in millions)

Net liquidity at December 31, 2000			$(2,422)

Net loss	(25	) (1)

Depreciation and amortization	254	(1)

Capital expenditures	(194)

Cash paid for restructuring	(50	) (2)

Other, net	117	(1)

Operating cash flow less capital expenditures			102

Cash paid for acquisitions			(263)

Dividends and other non-operating			(81)

Net liquidity at March 31, 2001			$(2,664)

(1)	Excludes the impact of $617 million ($404 million after-tax) of restructuring and impairment charges comprised of restructuring of $536 million, asset impairments of $63 million and investment impairments of $18 million.

(2)	Total cash outflows associated with the restructuring are expected to be $450 million, of which $50 million was paid in the first quarter of 2001.